Oro Capital Corporation
23 Dassan Island Drive
Plettenberg Bay, 6600 South Africa
Telephone: +27764965865

June 13, 2013

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, DC 20549

Re:  Oro Capital Corporation
Amendment Number 5 to Registration Statement on Form S-l
Filed March 18, 2013 File No. 333-185103

Dear Mr. Reynolds, et. al.

Thank you for your comment letter dated June 12, 2013.

We have amended our registration statement and provided the requested information.  For the convenience of the Staff, we have restated each comment with our response below.

Further, we have emailed a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

Prospectus Summary, page 4

1. Please review your Summary to ensure it is consistent with the disclosure appearing elsewhere in your document. For example, on page seven, you imply that you will receive net proceeds from the offering of $34,000; however, none of the scenarios listed under Use of Proceeds would result in your raising this amount. In addition, your disclosure should clearly reflect that the net proceeds disclosed in the Summary assumes you will sell all of the offered shares, of which there is no assurance. Please revise.

Response:We find one instance of the number $34,000 and have revised, along with the proviso the assumption that the figures reflect sales of all offered securities.

Dilution, page 28

If 100% of the Shares are Sold, page 28

2. We note your disclosure here that upon completion of the offering, the pro forma net tangible book value of the 6,000,000 shares will be $240,000 or $0.004 per share. It appears to us that if 100% of the shares are sold, pro forma net tangible book value upon completion of the offering would be $7,793 or $0.00 per share. Please revise.

Response:We have revised the prior figures to $7,793 and $0.00.

3. We note the following disclosures in the table under each of the scenarios are not consistent with your other disclosures in the registration statement. It appears to us the disclosures should be as follows:

●  Price per share should be revised to $0.04 under all scenarios
●  Increase to present stockholder in net tangible book value per share after offering should be revised to $0.00 under all scenarios.
●  Number of shares outstanding before the offering should be revised to 5,000,000 under all scenarios.

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
June 13, 2013

●  Number of shares after offering assuming the sale of maximum number of shares should be revised to 6,000,000, 5,750,000, 5,500,000 and 5,250,000 under the scenarios 100%, 75%, 50% and 25%, respectively.
●  Capital contributions should be revised to $40,000, $30,000, $20,000 and $10,000 under the scenarios 100%, 75%, 50% and 25% respectively.
●  Number of shares after offering held by public investors should be revised to 1,000,000, 750,000, 500,000 and 250,000 under the scenarios 100%, 75%, 50% and 25% respectively.
●  Percentage of capital contribution by existing shareholder should be revised to $0 under all scenarios.
●  Percentage of capital contribution by new investors should be revised to 17%, 13%, 9% and 5% under the scenarios 100%, 75%, 50% and 25% respectively.
●  Percentage of ownership after offering should be revised to 17%, 13%, 9% and 5% under the scenarios 100%, 75%, 50% and 25% respectively.

Response:Per our conversation we have revised the entire Dilution Table and replaced the prior table with the required revisions.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. We understand and accept the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanking you in advance.

Yours very truly,

Oro Capital Corporation

/s/  Danny Aaron
      Danny Aaron, President and CEO